    As filed with the Securities and Exchange Commission on December 7, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                  SCHEDULE TO-I

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                       (Name of Subject Company (issuer))

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                        (Name of Filing Person (offeror))

                 ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023
                         (Title of Class of Securities)

                                    629568AK2
                                    629568AJ5
                      (CUSIP Number of Class of Securities)

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                RONALD C. BARUSCH
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)                                 AMOUNT OF FILING FEE
     $700,000,000                                             $88,690.00*

(a) Determined pursuant to Rule 0-11(b)(1) of the Securities and Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for Nabors Industries, Inc.'s Zero Coupon Senior Exchangeable Notes Due 2023 (the "Old Securities"), guaranteed by Nabors Industries Ltd., assuming that all outstanding Old Securities are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the maximum aggregate price at which Old Securities are proposed to be purchased.

*    Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer subject to Rule 14d-1       [ ]  going-private transaction subject to Rule l3e-3
[X]  issuer tender offer subject to Rule 13e-4            [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on November 12, 2004, as amended and supplemented by Amendment No. 1 thereto ("Amendment No. 1"), filed with the Securities and Exchange Commission on December 2, 2004 (as amended and supplemented, the "Schedule TO-I") by Nabors Industries, Inc., a Delaware corporation (the "Company"), and the Company's parent, Nabors Industries Ltd., a Bermuda exempted company ("Nabors" and, together with the Company, the "Offerors"), relating to the Offerors' offer to exchange $1,000 principal amount of the Company's Series B Zero Coupon Senior Exchangeable Notes Due 2023 (the "New Securities"), guaranteed by Nabors, for each $1,000 principal amount of validly tendered and accepted outstanding of the Company's Zero Coupon Senior Exchangeable Notes Due 2023.

         The Exchange Offer is made upon the terms and subject to the conditions contained in the offering circular dated November 12, 2004 (as amended and supplemented hereby and by Amendment No. 1 and as may be further amended and supplemented from time to time, the "Offering Circular") and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO-I as Exhibits (12)(a)(1)(i) and (12)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO-I and the Offering Circular.

         The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO-I by reference in response to all of the applicable items in the Schedule TO-I, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 of this Issuer Tender Offer Statement on Schedule TO-I is hereby amended and restated in its entirety as follows:

         The information under the subheading "Summary Term Sheet" in the Offering Circular is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO-I. The Offerors constitute the filing person.

         (a) The names of the executive officers and directors of the Offerors who are the persons specified in Instruction C to Schedule TO-I are set forth below:

         EXECUTIVE OFFICERS:

         NABORS INDUSTRIES, INC.

         Eugene M. Isenberg, Chairman
         Anthony G. Petrello, President & Chief Operating Officer
         Bruce P. Koch, Vice President - Finance & Chief Financial Officer Christopher Papouras, Secretary

         The address of each of the above officers is: 515 West Greens Road, Suite 1200, Houston, Texas 77067.

         NABORS INDUSTRIES LTD.

         Eugene M. Isenberg, Chairman & Chief Executive Officer
         Anthony G. Petrello, Deputy Chairman, President & Chief Operating
           Officer
         Bruce P. Koch, Vice President & Chief Financial Officer
         Daniel McLachlin, Vice President - Administration & Secretary

         The address of each of the above officers is: 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados.

         DIRECTORS:

         NABORS INDUSTRIES, INC.

         Malcolm Calkins
         Christopher Papouras
         Anthony G. Petrello

         The address of each of the above directors is: 515 West Greens Road, Suite 1200, Houston, Texas 77067.

         NABORS INDUSTRIES LTD.

         Eugene M. Isenberg
         Alexander M. Knaster
         James L. Payne
         Andrew G. Petrello
         Hans W. Schmidt
         Myron M. Scheinfeld
         Jack Wexler
         Martin J. Whitman

         The address of each of the above directors is: 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados.

         (b) The principal business address of the Company is 515 West Greens Road, Suite 1200, Houston, Texas 77067, and the Company's state of incorporation is Delaware. The principal business address of Nabors is 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados, and Nabors' jurisdiction of incorporation is Bermuda. Neither the Company nor Nabors has been convicted in a criminal proceeding during the past five years, nor has either been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c) Information concerning the current principal occupation and material occupations for the past five years for each of the persons specified in Instruction C to the Schedule TO-I is set forth below.

         Malcolm Calkins: Mr. Calkins has served as the Tax Director of Nabors Corporate Services, Inc., an indirect wholly owned subsidiary of Nabors and a wholly owned subsidiary of the Company, since March 2000. Prior to that he served as the Tax Director of Union Pacific Resources.

         Eugene M. Isenberg: Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of Nabors since 1987. Mr. Isenberg has served as a Director of Danielson Holding Company (a financial services holding company) since 1990. He has been a Governor of the National Association of Securities Dealers (NASD) since 1998 and the American Stock Exchange (AMEX) since 1996. He has served as a member of the National Petroleum Council since 2000. From 1969 to 1982, Mr. Isenberg was Chairman of the Board and principal shareholder of Genimar, Inc. (a steel trading and building products manufacturing company), which was sold in 1982. From 1955 to 1968, Mr. Isenberg was employed in various management capacities with Exxon Corporation.

         Alexander M. Knaster: Mr. Knaster joined the Board of Directors of Nabors Industries Ltd. in October 2004 and has served as a member of the governance and nominating committee since October 2004. Currently Mr. Knaster serves as a director of TNK-BP and several subsidiaries of Alfa Group Holding Company which is one of Russia's largest conglomerates with interests in telecoms, banking, insurance and the Russian oil and gas producing entity TNK-BP. Currently Mr. Knaster is launching a fund management company which is expected to be operational by year's end and has secured commitments of over $2 billion from future investors including Alfa Group. From 1998 until 2004 Mr. Knaster was Chief Executive Officer of Alfa Bank. During

         2002 and 2003 he also served as General Director of Sidanco, Russia's seventh largest oil company. From 1995 to 1998 he served as President and CEO of Credit Suisse First Boston (Moscow), responsible for the firm's operations in Russia and the CIS. Mr. Knaster has 20 years experience in the banking industry including several other major investment banks.

         Bruce P. Koch: Vice President and Chief Financial Officer since February 2003, Vice President-Finance from January 1996 to February 2003, and Corporate Controller of Nabors from March 1990 to 1995. He was employed with the accounting firm of Coopers & Lybrand from 1983 to 1990 in a number of capacities, including Audit Manager from 1987 until 1990.

         Daniel McLachlin: Vice President-Administration and Secretary of Nabors since 1986. He was Manager, Administration of Nabors from 1984 to 1986. From 1979 to 1984 he was the Vice President, Human Resources of Nabors Drilling Limited, a subsidiary of Nabors.

         Christopher Papouras: Mr. Papouras has been employed in various capacities by Nabors and its subsidiaries for the past five years, including serving as President of Epoch Well Services, Inc. since September 1999 and President of Canrig Drilling Technology Ltd. since April 2000.

         James L. Payne: Chairman of the Governance and Nominating Committee of the Board since 2002 and a member of the Technical and Safety Committee of the Board since 1999. Mr. Payne is currently Chairman, Chief Executive Officer and President of Nuevo Energy Company (a company engaged in the acquisition, production and exploration of oil and natural gas properties). He also serves as a Director of BJ Services and Global Industries. He was a Director of Pool Energy Services Co. from 1993 until its acquisition by Nabors in November 1999. He retired as Vice Chairman of Devon Corp. in February 2001. Prior to the merger between Devon Corp. and Santa Fe Snyder Company in 2000, he had served as Chairman and Chief Executive Officer of Santa Fe Snyder Company. He was Chairman and Chief Executive Officer of Santa Fe Energy Company from 1990 to 1999 when it merged with Snyder Oil Company. Mr. Payne is a graduate of the Colorado School of Mines where he was named a Distinguished Achievement Medallist in 1993. He holds an MBA degree from Golden Gate University and has completed the Stanford Executive Program.

         Anthony G. Petrello: President and Chief Operating Officer of Nabors since 1992, Deputy Chairman since 2003, and a member of the Executive Committee of the Board since 1991. From 1979 to 1991, Mr. Petrello was with the law firm Baker & McKenzie, where he had been Managing Partner of its New York Office from 1986 until his resignation in 1991. Mr. Petrello holds a J.D. degree from Harvard Law School and B.S. and M.S. degrees in Mathematics from Yale University.

         Hans W. Schmidt: Chairman of the Technical and Safety Committee of the Board since 1998 and a member of the Governance and Nominating Committee of the Board since 2002. From 1958 to his retirement in 1992, Mr. Schmidt held a number of positions with C. Deilmann A.G., a diversified energy company located in Bad Bentheim, Germany, including serving as a Director from 1982 to 1992. From 1965 to 1992 he served as Director of a subsidiary of C. Deilmann A.G., Deutag Drilling, a company with worldwide drilling operations. From 1988 to 1991, Mr. Schmidt served as President of Transocean Drilling Company, a company of which he was also a Director from 1981 until 1991.

         Myron M. Scheinfeld: Chairman of the Audit Committee of the Board since 1988, a member of the Compensation Committee of the Board since 1993 and a member of the Governance and Nominating Committee of the Board since 2002. He is Senior Counsel to the law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. From 1970 until April 2001 he held various positions in the law firm Sheinfeld, Maley & Kay P.C., most recently as counsel to the firm. Mr. Sheinfeld was an adjunct professor of law at the University of Texas, School of Law from 1975 to 1991, and has been a contributing author to numerous legal and business publications, and a contributor, co-editor and co-author of Collier On Bankruptcy, and a co-author of Collier On Bankruptcy Tax for Matthew Bender & Co., Inc. He is a Director and member of The Houston Chapter of National Association of Corporate Directors and a member of The National Association of Corporate Directors.

         Jack Wexler: Chairman of the Compensation Committee of the Board, a member of the Executive and Audit Committees of the Board since 1987 and a member of the Governance and Nominating Committee since 2002.

         Mr. Wexler was employed by Exxon Corporation and its affiliates, serving in senior staff and operating management positions in the United States and the Far East until his retirement.

         Martin J. Whitman: Member of the Audit Committee of the Board since 1993, a member of the Governance and Nominating Committee of the Board since 2002, and a member of the Compensation Committee since 2004. Chief Executive Officer until June 2002 and a Director of Danielson Holding Corporation (a holding company for barge transportation, energy, and insurance businesses) since 1990 (Chairman of the Board until July 1999); Chairman and Trustee of Third Avenue Trust since 1990 and Chief Executive Officer of Third Avenue Trust from 1990 to 2003; Co-Chief Investment Officer of Third Avenue Management LLC and its predecessor (the adviser to Third Avenue Trust) since 2003 and Chief Investment Officer of Third Avenue Management LLC and its predecessor from 1991 to 2003; Director of Tejon Ranch Co. (an agricultural and land management company) from 1997 to 2001; and, Director of Stewart Information Services Corp. (a title insurance and real estate company) from 2000 until 2001. Mr. Whitman was an Adjunct Lecturer, Adjunct Professor and Distinguished Fellow in Finance, Yale University School of Management from 1972 to 1984 and 1992 to 1999 and is currently an Adjunct Lecturer in Finance at Yale University. He was an Adjunct Professor at the Columbia University Graduate School of Business in 2001. Mr. Whitman is co-author of The Aggressive Conservative Investor and author of Value Investing: A Balanced Approach. Mr. Whitman is the Lead Director for the Company's Board of Directors.

         None of the persons specified in Instruction C to the Schedule TO-I have been convicted in a criminal proceeding during the past five years, nor have they been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Each of the persons specified in Instruction C to the Schedule TO-I are citizens of the United States, except that Mr. Schmidt is a citizen of the Netherlands.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of this Issuer Tender Offer Statement on Schedule TO-I is hereby amended and restated in its entirety as follows:

         The information under the headings "Summary--Material Differences Between the Old Securities and the New Securities," "The Exchange Offer," "Description of the New Securities" and "Certain United States Federal Income Tax Consequences" in the Offering Circular is incorporated herein by reference in response to Item 4. No Old Securities are to be purchased from any officer, director or affiliate of the Offerors. A "subsequent offering period" referred to in Rule 14d-1(g)(6) will not be available.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of this Issuer Tender Offer Statement on Schedule TO-I is hereby amended and restated in its entirety as follows:

         (a)(1) The Company is an indirect, wholly owned subsidiary of Nabors. Each of Nabors and the Company are holding companies and have no significant assets other than the stock of their respective subsidiaries. From time to time, Nabors, on the one hand, and the Company and other wholly owned subsidiaries of the Company and Nabors, on the other hand, enter into certain intercompany transactions and arrangements which Nabors and the Company believe to be customary for a publicly traded holding company such as Nabors. Such intercompany transactions and arrangements include, among other things, intercompany loans, payment of dividends from the Company and its subsidiaries to Nabors and contracts relating to shared services among the Nabors group of companies. The dollar amounts of such loans, dividends and other contracts and arrangements are determined by the management of Nabors and its subsidiaries based upon the financial condition and needs of Nabors, the Company and their respective subsidiaries and other factors considered significant by such management. In addition, employees of the Company are entitled to participate in employee benefit plans and arrangements, employee stock option plans and other compensation arrangements and plans maintained by Nabors. All significant intercompany accounts between Nabors and its majority-owned subsidiaries, including the Company, are eliminated in consolidation. Condensed Consolidating Financial Information for the Company is set forth on pages 102-107 of Exhibit 13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 of Nabors, which is incorporated by reference to this Issuer Tender Offer Statement on Schedule TO-I pursuant to Item 10 hereof.

         (a)(2)  None.

         (b)  None.

ITEM 10. FINANCIAL STATEMENTS.

         Item 10 of this Issuer Tender Offer Statement on Schedule TO-I is hereby amended and restated in its entirety as follows:

         (a)(1) The information from pp. 68 to 107 of Exhibit 13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 of Nabors Industries Ltd. is incorporated herein by reference in partial response to Item 10 of this Issuer Tender Offer Statement on Schedule TO-I.

         (a)(2) The information on pages 2 through 24 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Nabors Industries Ltd. is incorporated herein by reference in partial response to Item 10 of this Issuer Tender Offer Statement on Schedule TO-I.

         (a)(3) The information in the Offering Circular under the heading "Ratios of Earnings to Fixed Charges" is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO-I.

         (a)(4) At September 30, 2004, our book value per share was $18.59.

         The summary financial information for Nabors Industries Ltd. and subsidiaries required by Instruction 6 to Item 10 of Schedule TO is set forth below.

                     NABORS INDUSTRIES LTD. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA


(In thousands, except per share amounts                                                           Nine Months Ended
and ratio data)                                            Year Ended December 31,                  September 30,
                                                 -----------------------------------------    -------------------------
                                                    2003            2002           2001           2004          2003
                                                 ----------      ----------     ----------    ----------     ----------
                                                                                                     (Unaudited)
Consolidated Statements of Income Data:

   Operating revenues                            $1,880,003      $1,466,443     $2,201,736    $1,709,348     $1,355,883

   Net income                                    $  192,228      $  121,489     $  357,450    $  193,691     $  127,357

   Earnings per share:
      Basic                                      $     1.31      $      .85     $     2.48    $     1.30     $      .87
      Diluted                                    $     1.25      $      .81     $     2.24    $     1.24     $      .83

   Ratio of earnings to fixed charges                  3.32            2.90           9.27          6.12           2.99

                                                                                                   Nine Months Ended
(In thousands, except per share amounts)                   Year Ended December 31,                   September 30,
                                                 -----------------------------------------    -------------------------
                                                    2003            2002           2001           2004          2003
                                                 ----------      ----------     ----------    ----------     ----------
                                                                                                     (Unaudited)
Balance Sheet Data:

   Current assets                                $1,515,647      $1,369,908     $1,030,946    $1,448,537     $1,512,347

   Noncurrent assets                             $4,087,045      $3,693,964     $3,120,969    $4,169,883     $3,974,972

   Current liabilities                           $  598,373      $  751,454     $  330,130    $  331,316     $  581,601

   Noncurrent liabilities                        $2,514,044      $2,153,963     $1,963,919    $2,515,541     $2,506,908

   Book value per share                          $    16.98      $    14.89     $    12.58    $    18.59     $    16.37

ITEM 12. EXHIBITS.

EXHIBIT NO.                               DESCRIPTION
-----------     ----------------------------------------------------------------

(a)(1)(viii)    Press Release by Nabors Industries Ltd., dated December 7, 2004.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Nabors Industries, Inc.


                                       By:   /s/ Bruce P. Koch
                                          --------------------------------------
                                          Name:  Bruce P. Koch
                                          Title: Vice President - Finance &
                                                 Chief Financial Officer



Dated: December 7, 2004

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Nabors Industries Ltd.


                                       By:   /s/ Daniel McLachlin
                                          --------------------------------------
                                          Name:  Daniel McLachlin
                                          Title: Vice President - Administration
                                                 & Secretary


Dated:  December 7, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.                              DESCRIPTION
-----------      ---------------------------------------------------------------

(a)(1)(viii)     Press Release by Nabors Industries Ltd., dated December 7, 2004